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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                             PARTY CITY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    702145103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Jack Futterman
                           c/o Party City Corporation
                                 400 Commons Way
                               Rockaway, NJ 07886
                                 (973) 983-0888
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Lawrence E. Rouslin, Esq.
                     Wolf, Block, Schorr and Solis-Cohen LLP
                                 250 Park Avenue
                               New York, NY 10177
                                 (212) 986-1116

                               September 19, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box: [ ]

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                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 702145103                                           Page 2 of 15 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jack Futterman
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                337,500
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     337,500
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,037,500 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



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     This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed on behalf of Jack Futterman (the "Reporting Person") to amend the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 17, 1999 (the "Original Schedule 13D" and, collectively with this Amendment, the "Schedule 13D").(1) This Schedule 13D relates to the common stock, par value $.01 per share (the "Company Common Stock"), of Party City Corporation, a Delaware corporation (the "Company").

Item 1. Security and Issuer.

     The information in Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D relates to the Company Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 400 Commons Way, Rockaway, New Jersey 07886.

Item 2. Identity and Background.

     The information in Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) This Schedule 13D is filed by the Reporting Person.

----------

(1) The Original Schedule 13D, which was filed on June 17, 1999, was mistakenly labeled as "Amendment No. 1." In order to avoid confusion with the Original
     Schedule 13D, this Amendment, which in effect is the first amendment to the original filing made on June 17, 1999, is being labeled as "Amendment No. 2."


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     (b) The address of the residence of the Reporting Person is 16315 Vintage
Oaks Lane, Delray Beach, Florida 33484.

     (c) The Reporting Person is retired and has no principal occupation or employment.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar infractions or misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The information in Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     On September 19, 2001, the Reporting Person paid $900,000 to Steven Mandell, the Company's former Chief Executive Officer, as the aggregate exercise price with respect to an option to acquire 300,000 shares of Company Common Stock pursuant to an Option Agreement, dated June 8, 1999 (the "Mandell Option Agreement"), between Mr. Mandell and the Reporting Person, under which Mr. Mandell granted to the Reporting

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Person an option (the "Mandell Option") to purchase, in whole or in part,
1,000,000 shares of Company Common Stock owned by Mr. Mandell at an exercise price of $3.00 per share. (See Item 4 for a description of the Mandell Option Agreement and the Mandell Option.) The $900,000 paid to Mr. Mandell in connection with the Reporting Person's acquisition of the 300,000 shares of Company Common Stock pursuant to the partial exercise of the Mandell Option was provided by the Jack Futterman Trust (the "Futterman Trust"), a Delaware asset protection trust. By virtue of the Reporting Person's position as the investment advisor of the Futterman Trust, the Futterman Trust is an affiliate of the Reporting Person. The Reporting Person used personal funds to acquire all other shares of Company Common Stock beneficially owned by him, other than (a) the remaining 700,000 shares of Company Common Stock subject to the Mandell Option and (b) options issued to the Reporting Person by the Company, for which no funds have been expended by the Reporting Person.

Item 4. Purpose of Transaction.

     The information in Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     From June 8, 1999 to December 10, 1999, the Reporting Person was the Chief Executive Officer and Chairman of the Board of Directors of the Company. As an incentive for the Reporting Person to assume his position as Chief Executive Officer, and to more fully align the Reporting Person's interest with the shareholders' interest, Mr. Mandell, the Chief Executive Officer of the Company prior to the Reporting Person's appointment to such position, and the Reporting Person entered into the Mandell Option Agreement. A copy of the Mandell Option Agreement is attached as Exhibit 1 to the

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Original Schedule 13D. Under the Mandell Option Agreement, Mr. Mandell granted the Mandell Option to the Reporting Person. The Mandell Option expires on June 8, 2004. The number of shares and the exercise price of the Company Common Stock subject to the Mandell Option shall be adjusted accordingly in the event that the Company effects a corporate reorganization, recapitalization, stock split, stock dividend, stock combination or any other similar transaction. On September 19, 2001, the Reporting Person exercised the Mandell Option in part and acquired 300,000 shares of Company Common Stock from Mr. Mandell for investment purposes.

     The Reporting Person also (i) holds options (the "Company Options" and, collectively with the Mandell Option, the "Outstanding Options") to purchase 36,000 shares of Company Common Stock granted by the Company at various times under its Amended and Restated 1994 Stock Option Plan and 1999 Stock Incentive Plan which are exercisable within sixty (60) days after the date of this
Schedule 13D and (ii) beneficially owns 1,500 shares of Company Common Stock which are held by the Futterman Trust, of which the Reporting Person is the investment advisor.

     Except as set forth above in this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e)

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any material change in the present capitalization or dividend policy of the
Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     The information in Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Person beneficially owns 1,037,500 shares of Company Common Stock, of which 300,000 shares of Company Common Stock are owned by the Reporting Person outright, 700,000 shares of Company Common Stock are owned by Mr. Mandell and subject to the Mandell Option (which is exercisable within sixty
(60) days after the date of this Schedule 13D) and 36,000 shares of Company Common Stock are subject to the Company Options (which are exercisable within sixty (60) days after the date of this Schedule 13D), representing, in the aggregate (assuming the full exercise of the Outstanding Options), 7.6% of the total outstanding class of Company Common Stock.

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     This percentage of the outstanding class of Company Common Stock was calculated by: (i) adding the total number of shares of Company Common Stock that the Reporting Person owns outright (300,000) and the Reporting Person beneficially owns by virtue of the Reporting Person's relationship to the Futterman Trust (1,500) to the total number of shares of Company Common Stock that the Reporting Person has the right to acquire within sixty (60) days after the date of this Schedule 13D pursuant to the Outstanding Options (736,000) (the "Total Adjusted Owned Shares"); (ii) adding the total number of shares of Company Common Stock that are not currently outstanding which the Reporting Person has the right to acquire within sixty (60) days after the date of this
Schedule 13D pursuant to the Company Options (36,000) to 13,002,017 (the total number of shares of Company Common Stock outstanding as of October 5, 2001, as represented to the Reporting Person by the Company) (the "Total Adjusted Outstanding Shares"); and then (iii) dividing the Total Adjusted Shares Owned by the Total Adjusted Outstanding Shares (the "Ownership Quotient"); and then (iv) expressing the Ownership Quotient in terms of a percentage (i.e., 7.6%).

     (b) The Reporting Person has the sole power to vote and dispose of only 337,500 shares of the 1,037,500 shares of Company Common Stock that are reported as beneficially owned by the Reporting Person in this Schedule 13D. Mr. Mandell has the power to vote and dispose of the remaining 700,000 shares of Company Common Stock (which are subject to the Mandell Option) that are reported as beneficially owned by the Reporting Person in this Schedule 13D.

     (c) On September 26, 2001, the Company granted to the Reporting Person an option to purchase 3,000 shares of Company Common Stock at an exercise price of $6.55

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per share. Except for the transactions described in Items 3 and 4 and this Item
5 of this Schedule 13D, during the last sixty (60) days there were no transactions effected by the Reporting Person with respect to the Company Common Stock.

     (d) Unless and until the Reporting Person exercises the Mandell Option with respect to the remaining 700,000 shares of Company Common Stock subject to such Mandell Option, Mr. Mandell has the right to receive all dividends with respect to such 700,000 shares of Company Common Stock. Except as set forth in this Item 5, no person other than each respective record owner referred to in this
Schedule 13D of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information in Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     Pursuant to the terms of the Mandell Option Agreement, Mr. Mandell, among other things, granted the Mandell Option to the Reporting Person. The foregoing summary is qualified in its entirety by reference to the Mandell Option Agreement, a copy of which is filed as Exhibit 1 to the Original Schedule 13D and incorporated in this Schedule 13D by reference.

     Pursuant to the terms of a Stock Pledge Agreement, dated as of June 8, 1999 (the "Pledge Agreement"), by and between Mr. Mandell and the Reporting Person, Mr. Mandell, among other things, pledged the 1,000,000 shares of Company Common Stock

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subject to the Mandell Option to the Reporting Person to secure Mr. Mandell's obligations under the Mandell Option. The number of shares of Company Common Stock subject to the Pledge Agreement is subject to appropriate adjustments in connection with any partial exercise of the Mandell Option. The foregoing summary is qualified in its entirety by reference to the Pledge Agreement, a copy of which is filed as Exhibit 2 to the Original Schedule 13D and incorporated in this Schedule 13D by reference.

     Pursuant to the terms of an Employment Agreement, dated June 8, 1999 (the "Employment Agreement"), between the Company and the Reporting Person, the Company, among other things, granted the Reporting Person certain demand and piggy-back registration rights with respect to any shares of Company Common Stock held by the Reporting Person which are not registered with the SEC pursuant to the Securities Act of 1933, as amended (the "Act"). The foregoing summary is qualified in its entirety by reference to the Employment Agreement, a copy of which is filed as Exhibit 3 to the Original Schedule 13D and incorporated in this Schedule 13D by reference.

     Pursuant to the terms of an Incentive Stock Option Agreement, dated September 8, 1997 (the "1997 Option Agreement"), between the Company and the Reporting Person, the Company, among other things, granted to the Reporting Person an option to purchase 15,000 shares of Company Common Stock at an exercise price of $24.00 per share. The foregoing summary is qualified in its entirety by reference to the 1997 Option Agreement, a copy of which is filed as
Exhibit 4 to this Schedule 13D and incorporated in this Schedule 13D by reference.

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     Pursuant to the terms of an Incentive Stock Option Agreement, dated
December 9, 1998 (the "December 1998 Option Agreement"), between the Company and the Reporting Person, the Company, among other things, granted to the Reporting Person an option to purchase 5,000 shares of Company Common Stock at an exercise price of $15.00 per share. The foregoing summary is qualified in its entirety by reference to the December 1998 Option Agreement, a copy of which is filed as
Exhibit 5 to this Schedule 13D and incorporated in this Schedule 13D by reference.

     Pursuant to the terms of a Stock Option Grant Agreement, dated July 30, 1998 (the "July 1998 Option Agreement"), between the Company and the Reporting Person, the Company, among other things, granted to the Reporting Person an option to purchase 2,500 shares of Company Common Stock at an exercise price of $23.1875 per share. The foregoing summary is qualified in its entirety by reference to the July 1998 Option Agreement, a copy of which is filed as Exhibit 6 to this Schedule 13D and incorporated in this Schedule 13D by reference.

     Pursuant to the terms of an Investor Rights Agreement, dated as of August 16, 1999 (the "Investor Rights Agreement"), by and among the Company, Tennenbaum & Co., LLC, TCO/Party City, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners, L.P., Enhanced Retail Funding, LLC, Richmond Associates, L.P. (collectively, as substituted or otherwise replaced as parties to the Investor Rights Agreement, the "Investors") and the Reporting Person, as amended pursuant to the First Amendment to Investor Rights Agreement, dated as of October 11, 2000 (the "First Amendment"), as further amended pursuant to the Second Amendment to Investor Rights Agreement, dated as of November 20, 2000 (the "Second Amendment"), the Company, among other things,

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granted the Investors and the Reporting Person certain demand and piggy-back registration rights with respect to any shares of Company Common Stock held by the Investors and the Reporting Person which are not registered with the SEC pursuant to the Securities Act. The foregoing summary is qualified in its entirety by reference to the Investor Rights Agreement, the First Amendment and the Second Amendment, a copy of each of which is filed as Exhibits 7, 8 and 9, respectively, to this Schedule 13D and incorporated in this Schedule 13D by reference.

     Pursuant to the terms of a Stock Option Agreement, dated as of September 26, 2000 (the "2000 Option Agreement"), by and between the Company and the Reporting Person, the Company, among other things, granted to the Reporting Person an option to purchase 3,000 shares of Company Common Stock at an exercise price of $3.40 per share. The foregoing summary is qualified in its entirety by reference to the 2000 Option Agreement, a copy of which is filed as Exhibit 10 to this Schedule 13D and incorporated in this Schedule 13D by reference.

     Pursuant to the terms of a Stock Option Agreement, dated as of September 26, 2001 (the "2001 Option Agreement"), by and between the Company and the Reporting Person, the Company, among other things, granted to the Reporting Person an option to purchase 3,000 shares of Company Common Stock at an exercise price of $6.55 per share. The foregoing summary is qualified in its entirety by reference to the 2001 Option Agreement, a copy of which is filed as Exhibit 11 to this Schedule 13D and incorporated in this Schedule 13D by reference.


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     Except as referred to above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in
Item 2 and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     The information in Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     1. Option Agreement, dated June 8, 1999, between Steven Mandell and the Reporting Person (incorporated by reference to Exhibit 1 to the Original
Schedule 13D of Jack Futterman filed with the SEC on June 17, 1999).

     2. Stock Pledge Agreement, dated as of June 8, 1999, by and between Steven Mandell and the Reporting Person (incorporated by reference to Exhibit 1 to the Original Schedule 13D of Jack Futterman filed with the SEC on June 17, 1999).

     3. Employment Agreement, dated June 8, 1999, between the Company and the Reporting Person (incorporated by reference to Exhibit 1 to the Original
Schedule 13D of Jack Futterman filed with the SEC on June 17, 1999).

     4. Incentive Stock Option Agreement, dated September 8, 1997, between the Company and the Reporting Person.

     5. Incentive Stock Option Agreement, dated December 9, 1998, between the Company and the Reporting Person.

     6. Stock Option Grant Agreement, dated July 30, 1998, between the Company and the Reporting Person.


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     7. Investor Rights Agreement, dated as of August 16, 1999, by and among the
Company, the Investors and the Reporting Person (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on August 25, 1999).

     8. First Amendment to Investor Rights Agreement, dated as of October 11, 2000, by and among the Company, the Investors and the Reporting Person (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2001).

     9. Second Amendment to Investor Rights Agreement, dated as of November 20, 2000, by and among the Company, the Investors and the Reporting Person (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2001).

     10. Stock Option Agreement, dated as of September 26, 2000, by and between the Company and the Reporting Person.

     11. Stock Option Agreement, dated as of September 26, 2001, by and between the Company and the Reporting Person.


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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2001                 JACK FUTTERMAN


                                        By: /s/  Jack Futterman
                                            ------------------------------
                                            Name: Jack Futterman


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